P.E. 1/22/02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

1-14732

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 22, 2002

Companhia Siderúrgica Nacional
Rua Lauro Müller, 116 - 36o andar
Rio de Janeiro, RJ - Brazil

NATIONAL STEEL CO
NAME INTO ENGLISH

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains a copy of the Company's presentation at the Brazil 2002, UBS Warburg's 3rd Roundtable Conference on January 22, 2002.


Brazil 2002, UBS Warburg's 3rd Roundtable Conference
Brazilian costs and the global competitiveness
Steel Industry - January 22nd, 2002.
UBS Warburg
CSN


Brazilian Steel Competitiveness
UBS Warburg
CSN

Brazilian clear structural advantages...

...coupled with results = great margins !

- Large substantial reserves of iron ore of high purity;
- Modern steel facilities
- Logistics infra structure of high quality within largely populated areas;
- One of the best worldwide Mine-to-Port and Mill-to-Market configurations
- A dinamic domestic sector, with large growth potential, and;...
- Proximity to the best learning centers and high attractiveness to qualified human resources.


Brazil
MG
USIMINAS
ACESITA
CST
ES
TUBARAO
SP
COSIPA
RJ
CSN
RIO DE JANEIRO
SEPETIBA
SANTOS

UBS Warburg 3 CSN

US$14 billion in planned investments...

(US$10 billion already accomplished, from 1994 to 2000 !)

	1989	2000
Number of companies	34	12
Total capacity	28Mt/year	30Mt/year
Crude steel production levels	25.1Mt/year	27.9Mt/year
Number of employees	177.3 thousands	66.5 thousands
Annual productivity	142 t/employee	420 t/employee
Net margins	2.1%	19.2%

UBS Warburg 4 CSN

EBITDA margins in 2000:


EBITDA / NET REVENUE
40%
40%
20%
16%
12%
11%
9%
26%
13%
CSN
USIMINAS
GERDAU
NUCOR
AK
USINOR
THYSSEN
POSCO
NIPPON

UBS Warburg

5

CSN

Steel Prices are at 25-year lows...


US$/t
Hot Band Cash-Costs
vs Domestic Selling Price
350
300
250
200
150
100
50
0
US Prices
Europe/Asia prices
CSN
Posco
China Steel
Nippon Steel
Tokyo Steel
SAIL (India)
Essar (India)
Nucor
Steel Dynamics
US Steel
Bethlehem
Usinor

Source: Goldman Sachs Research Estimates - 1st Half 2001

- Steel prices are below cash-costs for the majority of the steel producers companies, worldwide;
- CSN's cash-cost after the revampings (Sep. 30, 2001):
  - US$ 83 / tonne for slabs
  - US$115 / tonne for HR.

UBS Warburg

6

CSN


Internal consumption has grown by 7.5% p.a. on average, since 1992...
...and is expected to maintain an annual growth rate of 7% to 10%, until 2005.
TOTAL CAPACITY x PRODUCTION x APPARENT CONSUMPTION (CRUDE STEEL)
10⁶t
Measured
Forecast
Apparent Consumption
Installed Capacity
Production
UBS Warburg
Source: IBS Instituto Brasileiro de Siderurgia
7
CSN


Reaching global scale demands internationalization
Market Size (10⁶ metric ton)
WESTERN EUROPE
USA
JAPAN
POSCO
BRAZIL
Δ Production Cost
(-) Logistics
+ Value Added
1996
2000
Slab Cost per ton (US$/t)
UBS Warburg
Source: CRU International - Costs of Steelmaking and Hot Strip Mill, 2001 edition and IISI World Steel in Figures, 2000 ed.
8
CSN


Barriers to Brazilian Exports
UBS Warburg
CSN

"Brazilian Steel Industry" x "USA Safe-Guard Mechanism" - Section 201: (1)

- Section 201 corresponds to the WTO Safe-Guard clause;
- It is meant to allow the restructuring of a domestic industry, incapable of competing with "Fair Imports" (in acc. with WTO);
- An industry receiving the benefits of section 201 must commit itself to a restructuring program;
- American analysts admit that part of the US steel industry is not internationally competitive;
- A self-initiated investigation by the US Government, with clear political implications (the cost of a solution for the steel industry would be funded by the steel consumers);
- Oct. 2001: The International Trade Commission (ITC) has determined that steel imports are the principal cause for the difficulties of the U.S. domestic steel industry.

UBS Warburg

10

CSN

"Brazilian Steel Industry" x "USA Safe-Guard Mechanism" - Section 201 (cont.): (II)

- Dec. 2001: the ITC recommended to President Bush the following restrictions for the first four years, to protect the US steel industry:

  1) <u>Slabs</u>: quotas of 6.3 x 10^6 metric tons (year 1) to 7.7 x 10^6 metric tons (year 4); and tariffs of 20% (year 1) to 11% (year 4) to volumes exceeding those quotas.

  <u>2) Flat steel: (plates, Hot and Cold rolled bands, Galvanized)</u>: tariffs of 20% (year 1) to 11% (year 4).

  <u>3) Tin plate</u>: tariffs of 40% (year 1) to 31% (year 4).

  <u>4) Silicon eletrical sheets</u>: no restrictions.

  <u>5) Long steel (bars, sections, wire rod, tubes)</u>: tariffs and quotas, depending on the product.

- These recommended restrictions would affect approx. 75% of all steel imports to the US (average of the last 3 years).
- Deadlines for the White House: Feb. 17, 2002 - determine the remedy to be applied to steel imports; March 05, 2002 - announce the final decision.

Note: the tariffs mentioned above are intended to be applied additionally to the current ones.

UBS Warburg

11

CSN

"Brazilian Steel Industry" x "USA Safe-Guard Mechanism" - Section 201 (cont.): (III)

- Brazil has a restructured and modern steel industry, one of the most competitive worldwide;
- Brazil is the largest supplier of slabs to the US (2.2 x 10^6 metric tons in 2000, or about 1/3 of total imports to USA;
- Direct interest in the result of this process: there are local steel mills in the US which need to import slabs to continue operating;
- Brazilian exports to USA of other products potentially affected by the proposed restrictions (flat and long steel) correspond to approx. 500 thousand tons yearly;
- The Brazilian Industry and government are working together to promote their steel industry interest, as the steel exports are a key contributor to the Brazilian trade balance;

UBS Warburg

12

CSN

There will be important implications if restrictions for steel imports to the USA are adopted

- FTAA: restrictions would be a negative sign to Brazil, reaching one of the most important export item, where the Country has clear competitive advantages.
- Restricted access to the largest steel market worldwide would limit the Brazilian ability to explore its natural advantages to produce steel, expanding its steel industry.
- If a blanket ban on US imports comes true as a result of the ITC suggestions, the volumes of products shipped to the US would turn back to other markets, affecting the supply and demand balance.
- The difficulties stemming from a disruption in the export flows will result in an increase of protectionism in other countries, with possible ripple effects on WTO and FTAA negotiations.

UBS Warburg 13 CSN

The Competitiviness of the Brazilian Steel Industry could increase with the end of external barriers.

- The cumulative incidence of taxes imposes a burden of more than 10% to the steel sector. The international peers don't pay this "Brazilian cost".
- High cost of capital related to the financing of imported equipment. The Brazilian exposure risk fee is among the higest in the world, surpassing some other countries' fees by more than nine p.p. (including Latin American countries):
  - Brasil: 12%; Chile/Mexico/India: 4,5%; China/Hungary/Poland: 3,5%.
- Taxes and port expenses to import capital goods in Brazil average 28% of the equipment price (without considering the value added tax, which is later recovered),whereas in EU, for instance, these expenses range around 10%.
- The purchase of foreign engineering and assembly services is subject to taxes between 12.5% and 25% , plus the recently created *tax of intervention in economic domain (CIDE)* , of 10%. Our competitors are not taxed for such services.

UBS Warburg 14 CSN


2002 Outlook
UBS Warburg
CSN

Brazilian Macroeconomic Outlook

	2002
GDP	+3.0%
Interest rates (CDI)	18.5% p.a.
Exchange Rate (year end)	R$2.6 / US$
Inflation (IGP-M)	5.5% p.a.

UBS Warburg

16

CSN

Brazilian Steel Industry:

- Apparent consumption growth expected for 2002: 7% (CSN's line of product).
- 2002, by sector:
  - *Automotive: favorable outlook for increase in auto production*
  - *Civil Construction:development of popular housing projects and possibility of increased market share of steel, following the prohibition of asbestos cement.*
  - *Packaging: sector less vulnerable to crises and with a positive growth outlook for the two-piece cans.*
  - *Home Appliances: stable volumes for 2002.*
  - *Distribution: recovery of sales volume following the growth in rolled steel production, after revamps at the steel plants.*

UBS Warburg 17 CSN

World Steel Industry

- Higher level of supply discipline in major countries: USA, Japan, UK and France;
- Permanent capacity closures (*cold idle*) proposed;
- Mergers accelerating
- Favorable global economic outlook

↓

STEEL PRICES: POSSIBLE RAPID JUMPS IN THE 2nd HALF OF THE YEAR

UBS Warburg 18 CSN


Brazil 2002, UBS Warburg´s 3rd Roundtable Conference
Brazilian costs and the global competitiveness
Steel Industry - January 22nd, 2002.
UBS Warburg
CSN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Companhia Siderúrgica Nacional

By: /s/ Lauro Campos Rezende
Name: Lauro Campos Rezende
Title: Principal Financial Officer

Dated: January 22, 2002